Exhibit 99.1

Polestar expands manufacturing footprint to South Korea with production of Polestar 4 set to start in Busan in 2025

GOTHENBURG, SWEDEN – 9 November 2023. Polestar (NASDAQ: PSNY) confirms the next step in diversifying its manufacturing footprint. Manufacturing of Polestar 4 in Hangzhou Bay, China, will be complemented with manufacturing in Busan, South Korea, expected to start during the second half of 2025.

An agreement has been reached between Polestar, Geely Holding and Renault Korea Motors (RKM), that will bring contract manufacturing of Polestar 4 vehicles for the North American and domestic South Korean markets to RKM’s Busan plant.

Located with direct access to exporting ports, the Busan plant has 23 years of experience in vehicle manufacturing and approximately 2,000 employees. The Busan plant aims to reduce its CO2 emissions by 50% by 2030, and to become carbon neutral by 2040, through a combination of energy efficiency improvements and the adoption of renewable energy sources.

Polestar’s asset-light approach to development and manufacturing enables it to benefit from the competence, flexibility and scalability of its partners and major shareholders, without needing to invest in its own facilities.

Thomas Ingenlath, Polestar CEO, says: “We’re very happy to take the next step in diversifying our manufacturing footprint together with Geely Holding and Renault Korea Motors, a company that shares our focus on quality and sustainability. With Polestar 3 on-track to start production in Chengdu, China in early 2024 and in South Carolina, USA, in the summer of 2024, we will soon have manufacturing operations in five factories, across three countries, supporting our global growth ambitions.”

Stéphane Deblaise, CEO of Renault Korea Motors, says: “Polestar 4 will be the first full battery electric vehicle produced in the Busan plant, symbolising Renault Korea Motors renewal and our ambitious vision for the future. We are very proud of this new partnership and grateful to the Polestar brand for their trust.

“From a wider perspective, we see further opportunities for Renault Korea Motors in the near future, thanks to our strong shareholders, Renault Group and Geely Group.”

Polestar 4 was first launched at the Shanghai Auto Show in April 2023. The SUV coupé is the second SUV in the Polestar line-up and in addition to incorporating design cues first seen on Polestar’s concept cars, it is also the fastest Polestar production car to date. Polestar 4 is positioned between Polestar 2 and Polestar 3 in terms of size and price.

Ends.

Notes to editors

Renault Korea Motors (RKM), is a joint venture company owned by Renault, Geely Holdings and Samsung.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward looking statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes and other financial or operating metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely, Renault Korea Motors or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components, and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (6) Polestar’s estimates of expenses and profitability; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (15) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.